

Business Plan




MobileSpike: Mobile, vehicle mounted device effective at speeds from 15-120+ MPH.

TABLE OF CONTENTS



EXECUTIVE SUMMARY

In February 2007, Pursuit Management, Inc. was incorporated in the State of Nevada to develop and test a patented product known as MobileSpike by its founders Michael Moormeier and Todd OHalloran.

From its inception, law enforcement personnel were consulted on the development of this brand new system. Feedback from law enforcement agencies coast to coast was overwhelmingly positive, which convinced the engineers and executives at the Company to move forward in haste.

Technically speaking, MobileSpike is a mobile, retractile, vehicle disablement system. By using MobileSpike, law enforcement officers are able to quickly and safely terminate police pursuits with the push of a button.

Unlike present technology, MobileSpike is a mobile, vehicle-mounted device that is effective at speeds from 15-120+ miles per hour and is very simple to use.

By utilizing pre-existing technology and using pre-existing training, MobileSpike is highly effective and provides for a product that is safer and faster than our competition.

In order to reflect the direction the company had charted, in 2015 Pursuit Management, Inc. became MobileSpike Technologies Inc.


EXECUTIVE SUMMARY (CON'T)

In 2009, MobileSpike Technologies began what would become a four-year field test of this system. 36 MobileSpike systems were installed on Police Vehicles in Alaska, Washington, Arizona, Michigan, Georgia and Florida.



Test Agencies and Customers of MobileSpike

These efforts would give reliable data on the effective ness of the system in not only differing operational environments, but also provide data on the reliability of the system in varying temperatures and external environments over a much longer than standard length of time. The conclusion of this extensive and comprehesive four-year test was undeniably positive. MobileSpike had drastically changed the way policing was done, all in just a few short years.

100% of the field trial agencies became customers, over 90% re-ordered product and all reported an undeniable increase of Officer, and in fact, public safety.

Having completed this successful test, and having happy customers from coast to coast, MobileSpike Technologies is now moving forward with a second round of equity/debt financing. This second and final tranche provides for inventory with which to fill current orders, business operations, marketing, advertising and advanced customer training.


EXECUTIVE SUMMARY (CON'T)

In addition to this, the following chart shows agencies that have reached out to us wanting more information.

These are agencies who have sought us out. All of this demand for our product was created during a test. No sales and marketing, no advertising, no trade shows, just word of mouth.

With 16,975 agencies in the U.S., over 400,000 Police Vehicles, and our competitors having sold over 250,000 units, Management believes that the stated sales forecast of 9,000 units over 5 years is conservative. This will produce revenue of $28,000,000 over the same five-year period.



MobileSpike Technologies is seeking $1,800,000 to fund the entirety of its activities in keeping with its business, financial and operational plan.

Finally, although through a Private Placement Memorandum, MobileSpike Technologies intends to sell 3,600,000 shares of both Common and Preferred Stock to fund its activities, Management is flexible and will entertain other financing options that it sees as beneficial.


BUSINESS STRATEGY AND OPERATIONAL PLAN

The primary goal of MobileSpike Technologies is to sell 9,000 units over five years in the United States and Canada. This will generate revenue in excess of $28,000,000 in that time.



Through a four-year market test we are assured of the need for, and the validity of MobileSpike. And as pursuits continue to rise the public outcry for a safer and faster alternative will rise as well. It is our intention to use the safety benefits of MobileSpike, as well as public best interest to replace the current pursuit stopping technologies with our product.

To accomplish this goal we will integrate the following: Direct mailings to decision makers, internet spotlighting on law enforcement websites, trade shows, live demonstrations, straight sales calls, and the all important word of mouth among police officers. Our experienced marketing team will drive all of these sales and marketing functions. Decades of sales and marketing experience are brought to bear in creating and implementing this strategy. Having previous experience integrating and implementing the aforementioned steps, we are uniquely qualified to accomplish these goals. This goal works in concert with our Exit Strategy to be acquired by a large technology company with verifiable plans to go public.




PRODUCTS

MobileSpike is a product developed in collaboration with law enforcement, which is used to quickly and safely end dangerous high-speed police pursuits. MobileSpike has been rigorously in-service tested over a period of four years and has proven to be the answer to safe and effective vehicle disablement nationwide. It keeps the Officer in his or her car, away from danger, and can be deployed and effective in seconds.

SERVICES

The services MobileSpike Technologies provides are limited to the training of Law Enforcement personnel post sale. An eight-hour course, written and directed by our Training staff, is administered after delivery and installation of MobileSpike units. This service is provided free of charge and in cases of smaller orders training is either done by a qualified individual in close proximity to the purchasing agency or done at our National Training Center in Shelton, Washington at the Washington State Patrol Training Academy.



INTELLECTUAL PROPERTIES

MobileSpike Technologies possesses two issued utility patents covering the entire MobileSpike system as well as a supplemental patent covering the spike strip. The first is assigned #7573379. Titled: Mobile, retractile, lateral deploying vehicle disablement system. The second is assigned #8154396. Titled: Vehicle disablement system.

PRICING, COGS AND MARGINS

MobileSpike systems retail in quantities of less than 10 for the amount of $2,999. MobileSpike systems in quantities greater than 10 retail in the amount of $2,499. Consumables pricing information will be made available upon request. Projected COGS is $1,200 per unit providing for a margin of greater than 50%.



COMPETITION

Three companies are well established within this equipment/training niche

The largest of these companies, StopTech Ltd, is very well established and has been the QTip of the pursuit management industry for decades. Since 1993, StopTech Ltd has sold over 250,000 Stop Sticks worldwide. And to their credit, they have offered a free replacement policy that precludes them from having repeat sales to a given customer.



Other companies include Stinger Spike and Mobile Deployment Systems. These two companies provide equipment suitable for the largest of vehicles and a system by which Stop Sticks can be launched in to the roadway from a moving vehicle.

We estimate that Stop Tech Ltd, has approximately 90% of the business worldwide.





MARKET DEMAND



In the United States 16,869 city, county, state and federal law enforcement agencies represent the current customer base, with approximately 400,000 service vehicles currently active. Demand for MobileSpike among these agencies has steadily increased for a number of very important reasons.

1. Current technology has been in use for over 40 years and was designed to combat the problems encountered in the 1940s and 1950s.
2. Current technology is extremely dangerous and can lead to serious injury or death each andevery year.
3. The number of pursuits has skyrocketed over the past three decades. For perspective, there are currently over 7,000 pursuits per year in the state of California alone.



Safety equipment is always a priority with Police agencies. If you ask any police officer what the most important part of their job is and if you have their confidence, they will tell you: The most important part of my job is that I go home safely to my family at the end of the day.

MobileSpike puts bad guys in jail quickly, and brings Police officers home safely, and by the combination of those two facts, is in high demand across the US and Canada.



ACQUISITION OF CUSTOMERS

Customer acquisition is accomplished by a number of diverse methods.

First, interest is generated by online videos which then lead to live demonstrations and sales.

Second, through seeding of product done much the same way US Highways were seeded.

Third, through focused advertising.

Fourth, we acquire customers by utilizing straight sales calls and customer referrals.

And lastly, customer acquisition is done by word of mouth and endorsement of our existing customers

SALES AND
MARKETING STRATEGY

Sales and marketing has been the profession of CEO Michael Moormeier for the past 25 years. Sales of MobileSpike systems comes from three distinct areas:

1. Exposure from industry trade shows.
2. Police specific marketing and training websites.
3. Word of mouth, by way of current customers.



" The Officer can deploy the spikes from inside the car. Were always looking at technology to make our jobs safer and easier. This is certainly one of those applications. "

Sergeant Jeff Sauers
Columbus, OH Police Department



"All you have to do is get close, punch a button, it flies right out. Its very important for the safety of the Officers and the safety of the community. "

Deputy Chief Hilton Napoleon
Inkster, MI Police Department



"Another stolen vehicle recovered, two under arrest. The vehicle was disabled by the Mobilespike. "

Investigator Rick Eldridge
Sanford, FL Police Department


SALES AND MARKETING (CON'T)

" I can be driving, pull up alongside the suspect vehicle press a button, it shoots out, the vehicle runs over it and we stop the pursuit within a few minutes. "



Sergeant Donovan Lucas
Utah Highway Patrol

" Until now, weve been between a rock and a hard place. This will help alleviate that so that we can do our duty without putting the public in extra danger if the individual doesnt want to stop. "



Officer Jentry Crain
Wasilla, AK Police Department

" Its safe for the Officers, its safe for the motoring public, its safe for the people that are pursuing behind me. "



Trooper James Arnold
Washington State Patrol

Current budgets allow for steady and continued exposure at Police and Public Safety trade shows. Future customers are exposed to MobileSpike and given information along with the chance to view the MobileSpike video. Additionally, police specific websites and industry publications also have a line item within the current budget.

Finally, we have found that our customers provide a first contact opportunity that is as effective as our own efforts in garnering interest among potential new customers.

We then schedule and perform a live demo of the MobileSpike system. This allows law enforcement personnel to see a live vehicle disablement showcasing the ease, speed, and safety of MobileSpike. They are also given the chance to ride along in the MobileSpike vehicle giving additional credence to the safety and speed of MobileSpike.

Following the demo, MobileSpike Technologies uses PoliceGrantsHelp.com in order to find, complete and submit any and all available grants that could assist with the sale of MobileSpike units. PoliceGrantsHelp.com is an integral part of PoliceOne.com, the most visited police products website in the world and a major advertiser for MobileSpike Technologies.



ADVERTISING STRATEGIES

Advertising strategies in this sector are relatively focused given the niche in which we do business.

We have been in contact with representatives from PoliceOne.com for the better part of a year. PoliceOne.com is the industry leader in new gear, gadgets and training for law enforcement on the web. They have over 100,000 new, focused hits on their site per year and up to 10,000 per month under their Pursuit Management section, which deals solely with pursuits. We have worked with these reps to create an advertising campaign that not only spotlights MobileSpike on their Home Page but also features MobileSpike on their Pursuit page.



The website will feature MobileSpike videos, pictures, testimonials and a link to our website and will run in constant rotation with up to five other spotlighted products. It should be noted that for the past 12 months, only one other product has been featured on this site giving a glimpse as to the real world competition for our product.



In addition to the above mentioned, we will also be featured in magazines and flyers which are sent monthly to decision makers within Police Departments across the U.S. and Canada.



ADVERTISING STRATEGIES (CON'T)



Our video will be featured on BluTube, which is the law enforcement equivalent of YouTube. Previously, MobileSpike was the number one most watched video of all time on this channel.

And lastly, we have built relationships with several other local retail and training sites and have quotes to advertise regionally as well.

The budget for Advertising can be found in the financial section of the MobileSpike Technologies 2015 Business Plan.



INTERNET STRATEGY

As a matter of course, governmental agencies do not typically make large purchases via the Internet. Therefore, the Internet strategy is to drive interest as previously explained rather than to be a virtual storefront. However, our website, www.mobilespike.com, will act as a portal for the purchase of replacement parts in the near future. Presently, mobilespike.com acts as a point of first contact, a product education portal, and a means by which one can contact MobileSpike Technologies for any reason the customer sees fit.



PRODUCT FULFILLMENT

As it has no plans to manufacture in house due to the wide variety of components and materials needed, MobileSpike Technologies chooses to contract with manufacturers and industry experts to procure the various systems required for a completed MobileSpike system. The company has identified manufacturers for all the various component systems, as well as several companies who specialize in final assembly to spec.



To summarize, various sub contractors manufacture parts and systems to spec. Random quality control is performed at a rate specified by contract prior to shipping. All parts and systems are then shipped to the assembly company where entire systems are packaged and quality checked. Then complete MobileSpike systems are shipped to MobileSpike Technologies for fulfillment. And finally, minimum inventory carrying requirements are stored at the MobileSpike Technologies facility.

FACILITIES

As rents and leases are down in Longview, Washington and labor is extremely reasonable, a facility consisting of a warehouse, quality test/control facilities, administrative office space, and a shipping /receiving area will be located in said city. Until such a time as the Board deems appropriate, business offices are to remain at 3269 Washington Way, Longview, WA 98632.


PROJECTED INVESTOR ROI AND EXIT STRATEGY

Management intends to seek an acquisition by a larger technology company beginning at the close of year three. As it is known that technology companies typically seek growth companies in their sector at a specific price per share range when considering acquisition, management believes that year three of the companys growth plan will provide just such an opportunity for any company looking to acquire.

Additional financial models have been generated so as to allow management the ability to act on good timing while creating advantageous opportunities for its investors. Management believes that a better than average return on investment is achievable.

With the introduction of new technology post year two, management believes a premium at sale is achievable.





MobileSpike Technologies, Inc | 701 S. Carson Street | Carson City, NV 89701 | www.MobileSpike.com